Lazard Frères & Co. LLC's Exemption Report

Lazard Frères & Co. LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provision") for the period January 1, 2019 through September 30, 2019 and met the identified exemption provision for this period without exceptions.

The Company did not fit into one of the identified exemptive provisions in 17 C.F.R. § 240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments, for the period October 1, 2019 through December 31, 2019. The Company has no obligations under 17 C.F.R. § 240.15c3-3 as its business activities were limited to proprietary trading and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. Further, the Company did not hold customer funds or securities. The Company had, without exception, no obligations under 17 C.F.R. § 240.15c3-3 for this period.



David D'Amore
Chief Financial Officer
Lazard Frères & Co. LLC

February 24, 2020

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Equity Owner of
Lazard Frères & Co. LLC:

We have reviewed management's statements, included in the accompanying Lazard Frères & Co. LLC's Exemption Report, in which Lazard Frères & Co. LLC (the "Company") stated:

a. For the period January 1, 2019 through September 30, 2019, the Company identified the provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and the Company met the identified exemption provisions for this period without exception.

b. For the period October 1, 2019 through December 31, 2019, the Company did not fit into one of the identified exemptive provisions in 17 C.F.R. § 240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments. The Company has no obligations under 17 C.F.R. § 240.15c3-3(k) as its business activities were limited to proprietary trading and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. Further, the Company did not hold customer funds or securities. The Company had, without exception, no obligation under 17 C.F.R. § 240.15c3-3(k) for the period October 1, 2019 through December 31, 2019. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.



February 24, 2020